EXHIBIT 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

MOGO FINANCE TECHNOLOGY INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 18, 2019

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Finance Technology Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General and Special Meeting of Shareholders held on June 18, 2019 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller Gregory Feller Minhas Mohamed Praveen Varshney Matthew Bosrock Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	12,546,261	99.91%	11,303	0.09%
Gregory Feller	12,546,261	99.91%	11,303	0.09%
Minhas Mohamed	12,543,533	99.89%	14,031	0.11%
Praveen Varshney	12,215,321	97.27%	342,243	2.73%
Matthew Bosrock	12,546,261	99.91%	11,303	0.09%

2.	Re-appointment of Auditor

MNP LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
13,338,242	99.98%	2,486	0.02%

3.	Renewal of the Stock Option Plan

The ordinary resolution, in the form set out on page 43 of the management information circular of the Company ("Circular"), approving the renewal of the Company's stock option plan and the unallocated options, rights and other entitlements available thereunder was approved.

Details of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,198,766	97.14%	358,797	2.86%

4.	Approval of Arrangement

The special resolution, in the form set out in Appendix A to the Circular, approving a plan of arrangement under section 288 of the Business Corporations Act (British Columbia) involving the Company and Difference Capital Financial Inc. was approved.

Details of the vote are as follows:

	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	12,546,414	99.90%	12,150	0.10%
By Disinterested Shareholders	7,346,379	99.83%	12,150	0.17%

DATED June 18, 2019.

MOGO FINANCE TECHNOLOGY INC.

(signed)

David Feller

Chief Executive Officer